Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF

CERTIFICATE OF INCORPORATION
OF

OPTION CARE HEALTH, INC.

* * * * *

Option Care Health, Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST.           That the present name of the Corporation is Option Care Health, Inc. and that the Corporation was originally formed as MIM Corporation, a Delaware corporation, and filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Secretary of State”) on March 22, 1996. A Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State on August 6, 2019 (the “Certificate of Incorporation”).

SECOND.            That the Certificate of Incorporation of the Corporation be, and hereby is, amended to effect a change in Article Four, Section 1 thereof, relating to the total number of shares of common stock the Corporation has authority to issue. Specifically, Article 4, Section 1 of the Certificate of Incorporation shall be deleted in its entirety and replaced with a new Article 4, Section 1 to read as follows:

ARTICLE FOUR

Section 1.          Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 262,500,000 shares, consisting of two classes as follows:

1.          12,500,000 shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”); and

2.          250,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”).

The Preferred Stock and Common Stock shall have the designations, rights, powers and preferences and the qualifications, restrictions and limitations thereof, if any, set forth below.

THIRD.          That the Certificate of Incorporation of the Corporation be, and hereby is, amended to add a new Section 4 to Article Four which shall read in its entirety as follows:

Section 4. Reverse Stock Split. Upon the filing of the Certificate of Amendment to the Certificate of Incorporation of the Corporation first inserting this sentence with the Secretary of State of Delaware (the “Effective Time”), each four (4) authorized shares of Common Stock, at the Effective Time, shall, without further action by the Corporation or any holder thereof, be changed into, reclassified and converted into one (1) authorized share of Common Stock. Fractional shares of Common Stock shall not be issued as a result of the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional share interests of Common Stock in connection with the Reverse Stock Split shall, with respect to such fractional interest, be entitled to receive cash, without interest, in lieu of fractional shares of Common Stock. Each certificate that prior to such combination represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined. For the avoidance of doubt, the foregoing Reverse Stock Split shall apply to all shares of Common Stock underlying any warrants, stock options, or any other rights to purchase Common Stock, in each case outstanding immediately prior to the Effective Time.

FOURTH.            That the Board of Directors of the Corporation approved this Certificate of Amendment pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH.           That this Certificate of Amendment shall become effective on February 3, 2020.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Certificate of Amendment to the Certificate of Incorporation of the Corporation.

OPTION CARE HEALTH, INC.
a Delaware corporation

By:	/s/ Clifford E. Berman
Name: Clifford E. Berman
Its: Secretary